UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2014

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: May 1, 2014

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES FIRST QUARTER 2014 RESULTS

Second 3D Functional Inkjet Technology System started testing at a customer site; First System on track

MIGDAL HAEMEK, Israel – May 1, 2014 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the quarter ended March 31, 2014.

Highlights of the First Quarter 2014
•	Revenues of $22.1 million;
•	Improved gross margins of 45.9% (non-GAAP); 45.8% on a GAAP basis;
•	Non-GAAP and GAAP operating income of $1.2 million or 5.5% and 5.3% of revenues, respectively;
•	Non-GAAP net income of $0.9 million; GAAP net income of $0.6 million;
•	Positive cash flow from operating activities of $1.3 million;
•	Second quarter revenue guidance of $22-24 million

Rafi Amit, Camtek’s Chairman and CEO, commented, “We are pleased with the results of the quarter. Revenues were in line with our expectations and we have shown improvement in gross margins and profitability across the board. This improvement is a result of our ongoing efforts towards efficient operations as well as our recent decision to focus our resources on segments we believe have better growth potential.”

Continued Mr. Amit, “The first customer-site test of our 3D Functional InkJet Technology product, which we have named the Gryphon product line, is ongoing and we are happy to report that the results have so far met our expectations. We are also pleased to announce the launch of a second customer-site test at our sister company, PCB Technologies. We believe we remain on track for commercial installations to begin in the latter half of the year.”

Concluded Mr. Amit, “So far this year is looking promising and we have expectations of double digit growth in our semiconductor inspection and metrology business. For the second quarter, we believe revenues will be between $22-24 million.”

First Quarter 2014 Financial Results

Revenues for the first quarter of 2014 were $22.1 million. This is a 22% improvement compared to revenues of $18.1 million in the first quarter of 2013. The revenue guidance range for the quarter was $21-23 million for the quarter.

Gross profit on a GAAP basis in the quarter totaled $10.1 million (45.8% of revenues), a 23.5% improvement compared to $8.2 million (45.4% of revenues) in the first quarter of 2013.

Gross profit on a non-GAAP basis in the quarter was $10.1 million (45.9% of revenues), a 22.5% improvement compared to $8.3 million (45.8% of revenues) in the first quarter of 2013.

Operating income on a GAAP basis in the quarter was $1.2 million (5.3% of revenues), compared with an operating loss of $0.2 million in the first quarter of 2013.

Operating income on a non-GAAP basis in the quarter was $1.2 million (5.5% of revenues) compared with operating income of $0.1 million in the first quarter of 2013.

Net income on a GAAP basis in the quarter totaled $0.6 million (2.9% of revenues) or $0.02 per share, compared to a net loss of $0.9 million or $0.03 per share in the first quarter of 2013.

Net income on a non-GAAP basis in the quarter was $0.9 million (4.0% of revenues) or $0.03 per share, compared to a net loss of $0.2 million or $0.01 per share in the first quarter of 2013.

Cash, cash equivalents and short-term deposits as of March 31, 2014 were $23.5 million compared to $22.5 million as of December 31, 2013. The company generated $1.3 million in positive cash flow from operating activities during the first quarter of 2014.

Conference Call

Camtek will host a conference call today, May 1, 2014, at 9:00 am ET.

Rafi Amit, Chairman and CEO, and Moshe Eisenberg, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 668 9141	at 9:00 am Eastern Time
Israel:	03 918 0609	at 4:00 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items such as: (i) amortization of acquired intangible assets and revaluation of liabilities with respect to the acquisitions of Sela and Printar; and (ii) share based compensation expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.
Consolidated Balance Sheets

(In thousands)

	March 31,	December 31,
	2014	2013
	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	12,496	16,495
Short-term deposits	11,000	6,000
Trade accounts receivable, net	25,183	27,048
Inventories	17,445	17,911
Due from affiliated companies	172	233
Other current assets	2,410	1,913
Deferred tax asset	888	938
Total current assets	69,594	70,538
Fixed assets, net	14,086	14,481
Long term inventory	2,606	2,225
Long-term deposit	729	729
Deferred tax asset	975	975
Other assets, net	339	339
Intangible assets, net	1,024	1,008
Goodwill	1,555	1,555
	7,228	6,831
Total assets	90,908	91,850

Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable	7,932	7,753
Other current liabilities	15,271	15,585
Total current liabilities	23,203	23,338
Long term liabilities
Liability for employee severance benefits	876	858
Other long term liabilities	4,086	5,758
	4,962	6,616
Total liabilities	28,165	29,954

Commitments and contingencies
Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
32,552,327 issued as of March 31, 2014 and 32,497,902 issued as of December 31, 2013, outstanding 30,459,951
as of March 31, 2014 and 29,896,933 as of December 31, 2013	134	134
Additional paid-in capital	63,174	62,966
Retained earnings	1,333	694
	64,641	63,794
Treasury stock, at cost (2,092,376 as of March 31, 2014 and December 31, 2013)	(1,898)	(1,898)
Total shareholders' equity	62,743	61,896
Total liabilities and shareholders' equity	90,908	91,850

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	U.S. dollars
Revenues	22,109	18,073	85,405
Cost of revenues	11,979	9,870	51,003

Gross profit	10,130	8,203	34,402

Research and development costs	3,434	3,650	14,370
Selling, general and administrative expenses	5,526	4,706	22,362
Reorganization and impairment	-	-	(3,466)

Total operating expenses	8,960	8,356	33,266

Operating income (loss)	1,170	(153)	1,136

Financial expenses, net	(365)	(566)	(1,738)

Income (loss) before income taxes	805	(719)	(602)

Income tax	(166)	(147)	609

Net income (loss)	639	(866)	7

Earnings (loss) per ordinary share:

Basic	0.02	(0.03)	0.00

Diluted	0.02	(0.03)	0.00

Weighted average number of ordinary
shares outstanding:

Basic	30,427	29,897	30,040

Diluted	30,534	29,897	30,094

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	639	(866)	7

Acquisition of Sela and Printar related expenses (1)	206	478	(1,949)
Inventory and fixed asset write-downs (2)	-	-	4,433
Share-based compensation	39	144	377
Realization of deferred tax assets (3)	-	-	(1,287)
Employee related charges (4)	-	-	490
Non-GAAP net income (loss)	884	(244)	2,071

Non –GAAP net income (loss) per share, basic and diluted	0.03	(0.01)	0.07

Gross margin on GAAP basis	45.8%	45.4%	40.3%
Reported gross profit on GAAP basis	10,130	8,203	34,402

Acquisition of Sela and Printar related expenses (1)	-	75	225
Inventory and fixed asset write-downs (2)	-	-	3,915
Share-based compensation	16	7	55
Employee related charges (4)	-	-	25
Non- GAAP gross margin	45.9%	45.8%	45.2%
Non-GAAP gross profit	10,146	8,285	38,622

Reported operating loss attributable to Camtek Ltd. on GAAP basis	1,170	(153)	1,136

Acquisition of Sela and Printar related expenses (1)	-	75	(3,241)
Inventory and fixed asset write-downs (2)	-	-	4,433
Share-based compensation	39	144	377
Employee related charges	-	-	490
Non-GAAP operating income	1,209	66	3,195

(1)
During the three months ended March 31, 2013 and 2012 and the twelve months ended December 31, 2013, the Company recorded acquisition expenses of $0.2 million, $0.5 million, and $(2.0) million, respectively, consisting of: (1) Revaluation adjustments of $0.2 million, $0.4 million, and $1.3 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item; (2) Implication of re-organization and impairment charges of $0, $0, and $(3.5) respectively; and (3) $0, $0.08 million, and $0.2 million, respectively, with respect to amortization of intangible assets acquired recorded under cost of revenues line item.

(2)
During the three months ended March 31, 2013 and 2012 and the twelve months ended December 31, 2013, the Company recorded inventory and fixed asset write downs in the amount of $0 million, $0 million and $4.4 million, respectively, consisting of $0, $0, and $3.9 million of inventory and fixed assets recorded under cogs of revenues line item and $0, $0, $0 and $0.5 of fixed assets in operating expenses.

(3)
During the three months ended March 31, 2013 and 2012 and the twelve months ended December 31, 2013, the Company recorded net income of $0, $0, and $1.3 million, respectively, as a result of a decrease in the valuation allowance on deferred tax assets following the evaluation of the realizability of the assets based on projected future earnings.

(4)
During the three months ended March 31, 2013 and 2012 and the twelve months ended December 31, 2013, the Company recorded net employee related expenses of $0, $0 and $0.5 million, respectively, as a result of internal reorganization.